

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Ophir Sternberg
Chief Executive Officer
Lionheart III Corp
4218 NE 2nd Avenue
Miami, Florida 33137

> **Re: Lionheart III Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **File No. 333-254479**
> **Filed October 13, 2021**

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

General

1. We note your disclosure that the Sponsor will make certain contributions for each extension in exchange for a non-interest bearing, unsecured promissory note. Please prominently disclose the circumstances in which the notes will be repaid. Please consider appropriate risk factor disclosure.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing